UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

INLAND AMERICAN REAL ESTATE TRUST, INC.

(Name of Subject Company)

INLAND AMERICAN REAL ESTATE TRUST, INC.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Ms. Roberta S. Matlin

Vice President

Inland American Real Estate Trust, Inc.

2901 Butterfield Road

Oak Brook, Illinois 60523

(630) 218-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Michael J. Choate, Esq.

Shefsky & Froelich Ltd.

111 East Wacker Drive, Suite 2800

Chicago, Illinois  60601

(312) 527-4000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement relates to a tender offer (the “Tender Offer”) by CMG Partners, LLC, CMG Legacy Growth Fund, LLC, CMG Legacy Income Fund, LLC, CMG Ventures, LLC, CMG Properties, LLC, CMG Income Fund II, LLC and CMG Acquisition Co., LLC (collectively, the “Bidders”) to purchase up to 1,000,000 shares of the outstanding common stock, par value $0.001 per share (the “Common Stock”), of Inland American Real Estate Trust, Inc., a Maryland corporation (the “Company”), at a price equal to $5.00 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, as filed under cover of Schedule TO by the Bidders with the Securities and Exchange Commission (the “SEC”) on October 5, 2011 (the “Offer to Purchase”).

As discussed below, the Board of Directors of the Company (the “Board of Directors”) unanimously recommends that the Company’s stockholders (the “Stockholders”) reject the Tender Offer and not tender their shares of Common Stock for purchase pursuant to the Offer to Purchase.

Item 1.                    Subject Company Information.

The Company’s name and the address and telephone number of its principal executive office is as follows:

Inland American Real Estate Trust, Inc.

2901 Butterfield Road

Oak Brook, Illinois 60523

(630) 218-8000.

This Schedule 14D-9 relates to the Common Stock, of which there were 863,687,291.173 shares outstanding as of September 29, 2011.

Item 2.                    Identity and Background of Filing Person.

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Tender Offer by the Bidders pursuant to which the Bidders have offered to purchase, subject to certain terms and conditions, up to 1,000,000 shares of Common Stock at the Offer Price pursuant to the Offer to Purchase. The Tender Offer is on the terms and subject to the conditions described in the Offer to Purchase.

Unless the Tender Offer is extended by the Bidders, the Tender Offer will expire at 11:59 p.m., Pacific Time, on November 28, 2011.

According to the Bidders’ Schedule TO, the business address and telephone number for the Bidders is 1000 2nd Ave, Ste. 3950, Seattle, WA 98104-1075, (206) 340-2280.

Item 3.                    Past Contacts, Transactions, Negotiations and Agreements.

As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest (i) between the Company or its affiliates and the Bidders and their respective executive officers, directors or affiliates or (ii) between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Item 11 — Executive Compensation,” “Item 12 — Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 13 — Certain Relationships and Related Transactions, and Director Independence” in the Company’s Annual Report on Form 10-K filed with the SEC on March 11, 2011 and incorporated herein by reference.  The Annual Report was previously delivered to all Stockholders and is available for free on the SEC’s web site at www.sec.gov.

Item 4.                    The Solicitation or Recommendation.

(a)           Solicitation or Recommendation.

The Board of Directors, together with its business manager, has reviewed and analyzed the terms of the Tender Offer. Based on its review, the Board of Directors unanimously recommends that Stockholders reject the Tender Offer and not tender their shares for purchase by the Bidders pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each Stockholder must evaluate whether to tender shares to the Bidders pursuant to the Offer to Purchase and that an individual Stockholder may determine to tender based on, among other things, his, her or its individual liquidity needs.

(b)           Reasons for the Recommendation.

In reaching the conclusions and in making the recommendation described above, the Board of Directors considered the following in evaluating the merits of the Tender Offer and in support of its recommendation that Stockholders reject the Tender Offer and not tender their shares in the Tender Offer:

•              The Board of Directors believes that the Offer Price represents an opportunistic attempt by the Bidders to purchase the shares at an unreasonably low price and make a profit, thereby depriving the Stockholders who tender shares of the potential opportunity to realize the long-term value of their investment in the Company. However, the Board of Directors noted that, because the Company is an unlisted REIT, there is a limited market for the shares and there can be no certainty regarding the long-term value of the shares, as the value is dependent on a number of factors including general economic conditions and the other factors referenced in Item 8 — “Additional Information.”

•              The estimated per share value of the Common Stock as of September 21, 2010, which is the most recently published estimated per share value, is $8.03 per share, a full $3.03 per share above the Offer Price.

•              The Company has paid aggregate distributions totaling approximately $1.7 billion to Stockholders since inception, and intends to continue to pay distributions on a monthly basis.  The Company currently pays distributions at an annualized rate of $0.50 per share, which represents a yield of 6.2% per share based on the estimated per share value of $8.03. Although the Board of Directors cannot provide any guarantee that the Company will maintain its recent rate of distributions in the future, Stockholders that choose to participate in the Tender Offer by selling their shares to the Bidders will lose the right to receive all future distributions, including any distributions made or declared after the expiration date of the Tender Offer.

•              There is no guarantee that the Tender Offer can or will be completed as soon as the Bidders imply. The Tender Offer does not expire until November 28, 2011 at the earliest.  This date may be extended by the Bidders in their sole discretion.

•              The Bidders expressly reserve the right to amend the terms of the Tender Offer, including by decreasing the Offer Price or by changing the number of shares being sought or the type of consideration, at any time before it expires. Although any amendment will be followed by a public announcement, the Bidders do not have an obligation to otherwise communicate that amendment to Stockholders.

In light of the reasons considered above, the Board of Directors has unanimously determined that the terms of the Tender Offer are not advisable and are not in the best interests of the Company or Stockholders.

(c)           Intent to Tender.

The Company’s directors and executive officers are entitled to participate in the Tender Offer on the same basis as other Stockholders.  However, after reasonable inquiry and to the best knowledge of the Company, none of the directors and executive officers of the Company intends to tender shares held of record or beneficially by such person for purchase pursuant to the Tender Offer. Further, after reasonable inquiry and to the best knowledge of the Company, none of the Company’s subsidiaries or other affiliates or related parties intends to tender shares held of record or beneficially by such person or entity for purchase pursuant to the Tender Offer.

Item 5.                    Person/Assets, Retained, Employed, Compensated or Used.

Not applicable.

Item 6.                    Interest in Securities of the Subject Company.

During the past sixty days, no transactions with respect to the Common Stock have been effected by the Company, its executive officers, directors, affiliates or subsidiaries, except as follows.

Name	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock	Price per Share
Company	09/12/2011	Issuance pursuant to the Company’s distribution reinvestment plan (“DRP”)	2,069,115	$8.03
J. Michael Borden	09/12/2011	Monthly purchase under the DRP	706	$8.03
Thomas F. Glavin	09/12/2011	Monthly purchase under the DRP	106	$8.03
Brenda G. Gujral	09/12/2011	Monthly purchase under the DRP	43	$8.03
Roberta S. Matlin	09/12/2011	Monthly purchase under the DRP	1	$8.03
Thomas F. Meagher	09/12/2011	Monthly purchase under the DRP	69	$8.03
William J. Wierzbicki	09/12/2011	Monthly purchase under the DRP	5	$8.03
Company	08/12/2011	Issuance pursuant to the DRP	2,071,992	$8.03
J. Michael Borden	08/12/2011	Monthly purchase under the DRP	702	$8.03
Thomas F. Glavin	08/12/2011	Monthly purchase under the DRP	106	$8.03
Brenda G. Gujral	08/12/2011	Monthly purchase under the DRP	43	$8.03
Roberta S. Matlin	08/12/2011	Monthly purchase under the DRP	1	$8.03
Thomas F. Meagher	08/12/2011	Monthly purchase under the DRP	69	$8.03
William J. Wierzbicki	08/12/2011	Monthly purchase under the DRP	5	$8.03

Item 7.                    Purposes of the Transaction and Plans or Proposals.

The Company has not undertaken and is not engaged in any negotiations in response to the Tender Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.

Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Tender Offer which relates to or would result in one or more of the foregoing matters.

Item 8.                    Additional Information.

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. These forward-looking statements are predictions and generally can be identified by use of statements that include phrases such as “believe,” “expect,” “anticipate,”  “estimate,” “intend,” “plan,” “foresee,” “looking ahead,” “is confident,” “should be,” “will,” “predicted,” “likely”  or other words or phrases of similar import.  Similarly, statements that describe or contain information related to matters such as the Company’s intent, belief or expectation with respect to its financial performance, investment strategy and portfolio, cash flows, growth prospects and distribution rates and amounts are forward-looking statements.  These forward-looking statements often reflect a number of assumptions and involve known and unknown risks, uncertainties and other factors that could cause the Company’s actual results to differ materially from those currently anticipated in these forward-looking statements.  In light of these risks and uncertainties, the forward-looking events might or might not occur, which may affect the accuracy of forward-looking statements and cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in the Company’s SEC reports, including, but not limited to, in the sections entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by the Company with the SEC on March 11, 2011 (incorporated herein by reference). These factors include, but are not limited to: market and economic challenges experienced by the U.S. economy or real estate industry as a whole, including in the lodging industry, and the local economic conditions in the markets in which the Company’s properties are located; the Company’s ability to refinance maturing debt or to obtain new financing on attractive terms; the availability of cash flow from operating activities to fund distributions; future increases in interest rates; and actions or failures by the Company’s joint venture partners or borrowers under the Company’s notes receivable, including development partners.

Item 9.                    Exhibits.

Exhibit	Description

(a)(1)	Postcard to Inland American Real Estate Trust, Inc. Stockholders, dated October 5, 2011

(e)(1)	Excerpt from the Annual Report on Form 10-K filed by Inland American Real Estate Trust, Inc. with the SEC on March 11, 2011*

* The sections of the Company’s Annual Report specified in Item 3 and filed as Exhibit (e)(1) hereto are incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on March 11, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 5, 2011

	By:	/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	Vice President

EXHIBIT INDEX

Exhibit	Description

(a)(1)	Postcard to Inland American Real Estate Trust, Inc. Stockholders, dated October 5, 2011

(e)(1)	Excerpt from the Annual Report on Form 10-K filed by Inland American Real Estate Trust, Inc. with the SEC on March 11, 2011*

* The sections of the Company’s Annual Report specified in Item 3 and filed as Exhibit (e)(1) hereto are incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on March 11, 2011.